New Century Equity Holdings Corp.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

June 24, 2008

Via EDGAR and Federal Express

Kevin Woody, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Re:          New Century Equity Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No.  000-28536

Dear Mr. Woody:

On behalf of New Century Equity Holdings Corp. (“New Century”), I am responding to the Staff’s letter of comment dated June 19, 2008 with respect to the above-referenced filing.  My response to the Staff’s comment is set forth below.  For your convenience, I have repeated the Staff’s comment immediately preceding my response.

Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Interest, page 28

Staff Comment

1.
We have reviewed your response to our prior comment one. Please confirm to us that you will revise your disclosure in future filings to include similar information that was provided in your most recent response.

New Century Response

We will revise our disclosure in future filings to include similar information that was provided in our prior response letter.

*     *     *     *     *

The Staff is invited to contact the undersigned at (214) 661-7480 with any comments or questions it may have.

Sincerely,
/s/ John P. Murray

John P. Murray
Chief Financial Officer